SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

Grand Toys International Limited
(Name of Issuer)
American Depositary Shares
(Title of Class of Securities)

386490 10 6
(CUSIP Number)

Cheng Hsieh, Jeff Room UG202 Floor UG2 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East, Kowloon, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copy to:
Liza Mark, Esq.
Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500
Minneapolis, MN  55042

August 16, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 386490 10 6

1.

Names of reporting persons:   Cheng Hsieh, Jeff
I.R.S. Identification Nos. of above persons (entities only)

2.

Check the appropriate box if a member of a group

(a)

(b)

(1)

3.

SEC use only:

4.

Source of funds:   WC

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.

Citizenship or place of organization Citizen of Hong Kong S.A.R.:

Number of shares beneficially owned by each reporting person with

7.

Sole voting power:   0

8.

Shared voting power:   10,924,187(2)

9.

Sole dispositive power:   0

10.

Shared dispositive power:   10,924,187(2)

11.

Aggregate amount beneficially owned by each reporting person:   10,924,187(2)

12.

Check if the aggregate amount in Row (11) excludes certain shares:

13.

Percent of class represented by amount in Row (11):   71.1%

14.

Type of reporting person:   IN

(1)

The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).  Furthermore, the reporting person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement so described in Item 6 of this Schedule.

(2)	Includes Grand HK ADSs Cornerstone will transfer to certain consultants (see Item 6).

CUSIP No. 386490 10 6

1.

Names of reporting persons:   Cornerstone Overseas Investments, Limited
I.R.S. Identification Nos. of above persons (entities only):   Not applicable; foreign entity

2.

Check the appropriate box if a member of a group:

(a)

(b)

(1)

3.

SEC use only

4

Source of funds:   WC

5

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6

Citizenship or place of organization:   British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:   0

8.

Shared voting power:   10,924,187(2)

9.

Sole dispositive power:   0

10.

Shared dispositive power:   10,924,187(2)

11.

Aggregate amount beneficially owned by each reporting person:   10,924,187(2)

12.

Check if the aggregate amount in Row (11) excludes certain shares

13.

Percent of class represented by amount in Row (11):   71.1%

14.

Type of reporting person:   CO

(1)

The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).  Furthermore, the reporting person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement so described in Item 6 of this Schedule.

(2)	Includes Grand HK ADSs Cornerstone will transfer to certain consultants (see Item 6).

CUSIP No. 386490 10 6

1.

Names of reporting persons:   Centralink Investments Limited
I.R.S. Identification Nos. of above persons (entities only):

Not applicable; foreign entity

2.

Check the appropriate box if a member of a group:

(a)

(b)

(1)

3.

SEC use only:

4.

Source of funds:   WC

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.

Citizenship or place of organization:   British Virgin Islands

Number of shares beneficially owned by each reporting person with

7.

Sole voting power:   0

8.

Shared voting power:   10,924,187(2)

9.

Sole dispositive power:   0

10.

Shared dispositive power:   10,924,187(2)

11.

Aggregate amount beneficially owned by each reporting person:   10,924,187(2)

12.

Check if the aggregate amount in Row (11) excludes certain shares:

13.

Percent of class represented by amount in Row (11):   71.1%

14.

Type of reporting person:   CO

(1)

The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).  Furthermore, the reporting person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement so described in Item 6 of this Schedule.

(2)	Includes Grand HK ADSs Cornerstone will transfer to certain consultants (see Item 6).

Item 1.

Security and Issuer:  This Schedule 13D relates to American Depositary Shares or ADSs (“Grand HK ADSs”) representing ownership interests in the ordinary shares, nominal value HK$1 per share, of Grand Toys International Limited, a Hong Kong limited company (“Grand HK”).  The principal offices of Grand HK are located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Item 2.

Identity and Background:

(a)-(c)

Centralink Investments Limited (“Centralink”), Cornerstone Overseas Investments Limited (“Cornerstone”) and Mr. Hsieh, are jointly filing this Schedule 13D.

Centralink is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Its directors and executive officers are:

Name	Title
Henry Hai Lin HU	Director
Raymond CHAN Hong Leung	Director

Cornerstone is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Its directors and executive officers are:

Name	Title
Cheng HSIEH, Jeff	Director

The principal employment of Mr. Hsieh is as a Director of Cornerstone. The principal employment of the officers and directors named above are as stated above.

(d)-(e)

During the last five years, neither Centralink, Cornerstone, Mr. Hsieh, Henry Hai Lin Hu or Raymond Chan Hong Leung have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

(f)

Messrs. Hsieh, Hu and Chan are all citizens of Hong Kong S.A.R.

Item 3.

Source and Amount of Funds or Other Consideration:

Under the subscription and exchange agreement, as amended (the “Subscription Agreement”), by and among Grand Toys International, Inc. (“Grand US”), Grand Toys International Limited (“Grand HK”) and Centralink, Centralink subscribed for 10,000,000 Grand HK ADSs in exchange for all of the shares of Playwell International Limited (“Playwell”), a wholly-owned subsidiary of Centralink, and cash and other consideration in a total amount of US$11,000,000. Centralink and Cornerstone used its working capital to finance this subscription price.

Item 4.

Purpose of Transaction:

The parties to the Subscription Agreement believe that the combination of Playwell’s manufacturing and sourcing expertise, financial resources and cost-management skills and experience and Grand US’ marketing and distribution presence in North America and the combined significant toy industry experience of the management of Playwell and Grand US will create a vertically-integrated company that will have manufacturing and distribution capabilities and allow Grand HK to expand its product offerings significantly. They also believe that together, the combined company will be a larger and financially more stable company and a stronger vehicle for future expansion.

In the future, Grand HK expects to seek to identify and acquire complementary companies which have experienced management with proven track records, but which lack cost-effective manufacturing and proper sales channels into mass market retailers and large distributors. In this regard, several acquisition opportunities have been identified as potentially attractive. However, Grand HK recently did not have the financial resources to pursue these acquisition opportunities due to the transactions contemplated by the Subscription Agreement.

Management of Cornerstone believes that these potential acquisition opportunities have businesses and/or personnel that would complement and enhance the prospective business and organization of Grand HK. Cornerstone believes that these opportunities were only available for a finite amount of time. Since the transactions contemplated by the Subscription Agreement had taken a significant amount of time, Cornerstone pursued these negotiations on its own with the intention that Cornerstone will offer to contribute these acquired businesses to Grand HK in the future for additional equity interest in Grand HK.

Cornerstone expects that the terms upon which it will contribute these businesses to Grand HK will first be negotiated on an arms-length basis between Cornerstone and the directors of Grand HK who are not affiliated with Cornerstone. If an agreement providing for the contribution of these businesses to Grand HK is reached, the consummation of such transaction will be conditioned on the affirmative vote of a majority of the shareholders of Grand HK who are not affiliated with Cornerstone at a general meeting of Grand HK shareholders convened for that purpose. This self imposed requirement that any transfer of any of these businesses from Cornerstone to Grand HK must be approved by the independent directors, who will constitute a majority of the board, and the disinterested shareholders of Grand HK provides assurance that such a transfer will occur, if at all, only if the contribution is in the best interest of Grand HK and then only on terms that are fair to its shareholders.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 10,924,187 Grand HK ADSs, representing approximately 71.14% of the outstanding Grand HK ADSs.  The 10,924,187 Grand HK ADSs include Grand HK ADSs Cornerstone will transfer to certain consultants (see Item 6). The foregoing percentage is based on 15,355,244 Grand HK ADSs disclosed as issued and outstanding after completion of the transactions contemplated by the Subscription Agreement, as described in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004.

(b)

As of the date of this Statement, Centralink is the direct beneficial owner of all 10,924,187 Grand HK ADSs being reported by the Reporting Persons.  The 10,924,187 Grand HK ADSs include Grand HK ADSs Cornerstone will transfer to certain consultants (see Item 6). Cornerstone is the sole parent of Centralink and an indirect beneficial owner of the 10,924,187 Grand HK ADSs being reported.  Mr. Hsieh is the direct beneficial owner of Cornerstone and an indirect beneficial owner of the 10,924,187 Grand HK ADSs being reported.  Centralink, Cornerstone and Mr. Hsieh have shared power to vote or direct the vote of all 10,924,187 Grand HK ADSs and shared power to dispose or direct the disposition of such Grand HK ADSs.

(c)

The Reporting Persons acquired the 10,924,187 Grand HK ADSs from Grand HK pursuant to the transactions contemplated by the Subscription Agreement, as described in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004.  Such transactions closed on August 16, 2004. The Reporting Persons will also dispose of certain Grand HK ADS held by Centralink as described in Item 6 hereof.

(d)

Not applicable

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 16, 2004, Centralink, Stephen Altro, David Mars, Grand HK and certain other shareholders of Grand HK executed a Shareholders’ Agreement (the “Shareholders Agreement”), under which the parties have agreed that the provisions of the memorandum and articles of association of Grand HK limiting the size of the board of Grand HK to five persons will not be varied, and these shareholders will vote their shares for the election of two directors who will be nominated by Messrs. Mars and Altro and two directors who will be nominated by Centralink. One designee of each of Centralink and Messrs. Mars and Altro must be “independent” within the meaning of current NASDAQ marketplace rules, as must the fifth director, who will be nominated by the other two “independent” directors and must be acceptable to Centralink and to Messrs. Mars and Altro. This voting arrangement will remain in place until Grand HK’s 2005 annual general meeting of shareholders.

Cornerstone has entered into a Consulting Agreement, dated August 25, 2004, with Henry Hai Lin Hu (“Henry Hu”) under which Mr. Hu shall receive, upon completion of certain milestones, a number of Grand HK ADSs held by Centralink equal to US$1,500,000 in value, as determined by the closing market price per Grand HK ADS on the date prior to the date of grant. On August 24, 2004, the closing market price of one share of Grand HK ADS is US$2.57. Assuming that these shares were granted on August 25, 2004, Mr. Hu would have received approximately 583,657 Grand HK ADSs. This Consulting Agreement also provides that Mr. Hu shall have the right to receive additional options to purchase from Cornerstone up to US$3,000,000 in value of Grand HK ADSs based upon completion of certain performance criteria and the passage of time. None of these options are expected to be exercisable within 60 days of this Report.

Cornerstone has also entered into a Service Agreement, dated August 25, 2004, with Raymond Chan Hong Leung (“Raymond Chan”) under which Mr. Chan shall receive a number of Grand HK ADSs held by Centralink equal to US$1,000,000 in value, as determined by the closing market price per Grand HK ADS on the date prior to the date of grant. On August 24, 2004, the closing market price of one share of Grand HK ADS is US$2.57. Assuming that these shares were granted on August 25, 2004, Mr. Chan would have received approximately 389,105 Grand HK ADSs. This Service Agreement also provides that Mr. Chan shall have the right to receive additional options to purchase from Cornerstone up to US$1,000,000 in value of Grand HK ADSs. None of these options are expected to be exercisable within 60 days of this Report.

Item 7.

Material to be Filed as Exhibits:

Exhibit 1	Joint Filing Agreement among Centralink, Cornerstone and Cheng Hsieh, Jeff
Exhibit 99.1

Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc. (incorporated by reference to Annex A contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.2

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated as of March 6, 2004, Amendment No. 2, dated as of March 31, 2004 and Amendment No. 3, dated as of May 31, 2004. (incorporated by reference to Annex B contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.3

Shareholders’ Agreement, dated August 16, 2004, by and among Centralink Investments Limited, Stephen Altro, David Mars, Grand Toys International Limited and certain other shareholders of Grand Toys International Limited.

Exhibit 99.4	Consulting Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Henry Hai Lin Hu.
Exhibit 99.5	Service Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Raymond Chan Hong Leung.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2004

CENTRALINK INVESTMENTS LIMITED

By:     /s/ Henry Hu

Name: Henry Hu
Title: Director

CORNERSTONE OVERSEAS INVESTMENT, LIMITED

By:  /s/ Cheng Hsieh Jeff

Name:  Cheng Hsieh Jeff
Title:  Director

CHENG HSIEH, JEFF

By:  /s/ Cheng Hsieh Jeff

Name:  Cheng Hsieh Jeff
Title:  Individually

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and entities named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Grand Toys International Limited and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date:  August 25, 2004

CENTRALINK INVESTMENTS LIMITED

By:  /s/ Henry Hu

Name:  Henry Hu
Title:  Director

CORNERSTONE OVERSEAS INVESTMENT, LIMITED

By:  /s/ Cheng Hsieh Jeff

Name:  Cheng Hsieh Jeff
Title:  Director

CHENG HSIEH, JEFF

By:  /s Cheng Hsieh Jeff

Name:  Cheng Hsieh Jeff
Title:  Individually

1

EXHIBIT 99.3

SHAREHOLDERS’ AGREEMENT

This Agreement is made and entered into as of August 16, 2004, by and among CENTRALINK INVESTMENTS LIMITED, a limited company organized under the laws of the British Virgin Islands (“Centralink”); STEPHEN ALTRO, a citizen of Canada resident in the Province of Quebec (“Altro”); DAVID MARS, a citizen of Canada resident in the Province of Quebec (“Mars”); 136011 CANADA INC., a corporation organized under the laws of Canada (“136011”); 136012 CANADA INC., a corporation organized under the laws of Canada (“136012”); 2870304 CANADA INC., a corporation organized under the laws of Canada (“2870304”); 2884330 CANADA INC., a corporation organized under the laws of Canada (“2884330”);  and GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Company”).

RECITALS

WHEREAS, as more particularly set forth in that certain Subscription and Exchange Agreement dated as of November 14, 2003, by and between the Company, Grand Toys International, Inc., a corporation organized under the laws of the State of Nevada, United States of America (“Grand”), and Centralink, as amended by that certain Amendment No. 1 to the Subscription and Exchange Agreement dated as of March 6, 2004, by that certain Amendment No. 2 to the Subscription and Exchange Agreement dated as of March 31, 2004, by that certain Amendment No. 3 to the Subscription and Exchange Agreement dated as of May 31, 2004 and by that certain Amendment No. 4  dated as of July 26, 2004 (as so amended, the “Exchange Agreement”), the Company is today becoming the holding company for the operations of Grand and its subsidiaries, and the current shareholders of Grand, including Altro, Mars, 136011, 136012, 2870304 and 2884330, have acquired beneficial ownership of certain ordinary shares in the capital of the Company (“Company Shares”) through their receipt of a corresponding number of American Depositary Shares representing such beneficial interests (“Company ADSs”) and evidenced by American Depositary Receipts (“Company ADRs”).

WHEREAS, also pursuant to the Exchange Agreement, Centralink is today acquiring Company ADSs representing beneficial ownership of ten million (10,000,000) Company Shares, of which five million (5,000,000) has been received in exchange for all of the issued and outstanding ordinary shares of Playwell International Limited, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and the remaining five million (5,000,000) has been purchased for cash and for the contribution of certain assets as provided in the Exchange Agreement.

WHEREAS, the consummation of the transactions contemplated by the Exchange Agreement are contingent on the parties entering into this Agreement, which provides for, among other things, certain voting rights and certain agreements with respect to the Transfer of the Company ADSs held by the parties to this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1

Certain Definitions.  The following capitalized terms shall have the meanings ascribed to them below:

1.1.1 “ADS Purchase Agreement” means that certain ADS Purchase Agreement of even date herewith by and among Centralink, Mars, Altro,136011, 136012, 2870304, and 2884330.

1.1.2 “Affiliate” means (A) with respect to a particular individual:  (i) each member of such individual’s Family (as defined below in this definition); (ii) any Person that is directly or indirectly controlled (as defined below in this definition) by such individual or one or more members of such individual’s Family; (iii) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest (as defined below in this definition); and (iv) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity); or (B) with respect to a specified Person other than an individual:  (i) any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified or any Affiliate of such Person; (ii) any Person that holds a Material Interest (as defined below in this definition) in such specified Person; (iii) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest; (v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (vi) any Affiliate of any individual described in clause (ii) or (iii).

For purposes of this definition, (i) “control” of a Person will mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by Contract or otherwise; (ii) the “Family” of an individual includes (A) the individual, (B) the individual’s spouse and former spouses, (C) the Individual’s children; and (D) any other natural Person who resides with such individual; and (iii) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

1.1.3 “Altro Shares” means all of the Company Shares, and all Company Shares issued upon exercise of all warrants and options, that are Owned by Altro, 136011 and 2870304.

1.1.4 “Companies Ordinance” means the Hong Kong Companies Ordinance, Cap. 32 of the Laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

1.1.5 “Company ADRs” has the meaning set forth in the first recital to this Agreement.

1.1.6 “Company ADSs” has the meaning set forth in the first recital to this Agreement.

1.1.7 “Company Shares” has the meaning set forth in the first recital to this Agreement.

1.1.8 “Controlled Shareholder” shall mean (i) with respect to Altro: 136011 and 2870304 and (ii) with respect to Mars: 136012 and 2884330.

1.1.9 “Controlling Shareholder” shall mean (i) with respect to 136011 and 2870304: Altro and (ii) with respect to 136012 and 2884330: Mars.

1.1.10 “Grand” has the meaning set forth in the first recital to this Agreement.

1.1.11 “Independent Director” means any Person who meets the definition of an “independent director” within the meaning of the listing rules of the NASDAQ or of any other exchange on which the Company ADRs may hereafter traded.

1.1.12 “Mars Shares” means all of the Company Shares, and all Company Shares issued upon exercise of all warrants and options, that are Owned by Mars, 136012 and 2884330.

1.1.13 “Own” or “Owned” means, with reference to any Company Shares, record ownership of an equivalent number of Company ADSs and evidenced by Company ADRs, and “Owner” means a Shareholder that Owns such Company Shares.

1.1.14 "Permitted Transferee" means in the case of each of the Shareholders, as applicable, (i) any Affiliate of such Shareholder; (ii) any Person to whom securities of the Company are Transferred from such transferring party by will or the laws of descent, whether or not such recipients are members of their Family; and (iii) any trust that is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, such Shareholder and/or Permitted Transferees of such Shareholder under clauses (i) or (ii) above.

1.1.15 "Person" means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental body or other entity.

1.1.16 "Purchase" means, with reference to any Company Shares, the purchase of Company ADSs.

1.1.17 "SEC" means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

1.1.18 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

1.1.19 “Shareholders” means Centralink, Altro, Mars, 136011, 136012, 2870304 and 2884330 together with their respective Permitted Transferees, and "Shareholder" means any of them individually.

1.1.20 "Transaction Documents" means this Agreement, the Exchange Agreement, the ADS Purchase Agreement and any certificate, schedule or other document delivered in connection therewith.

1.1.21"Transfer" means, with reference to any Company Shares, the sale, assignment, transfer, exchange, bequest, gift, pledge, encumbrance or other disposition in any manner, whether voluntary or involuntary, or by operation of law (such as upon death or Bankruptcy or in connection with a decree of divorce) or otherwise, of the Company ADSs or of the Company ADRs evidencing such ownership.

1.1.22 “Vote” or “Voting” means, with reference to any particular Company Shares, the exercise of the rights of the holder of record of the corresponding Company ADSs to direct that all votes appertaining to the said Company Shares be cast at any general meeting of the Company in the manner specified by such holder.

1.2 Other Terms.  Terms not defined in Section 1.1 hereof which are used in capitalized form in this Agreement shall have the meanings defined where such terms first appear herein.

ARTICLE II
VOTING

2.1 Management of Company.  The Shareholders shall have the following obligations concerning the management of the Company:

2.1.1 Until such time as the Board of Directors of the Company nominates its slate of directors to stand for election at the Company’s 2005 Annual General Meeting (the “Termination Date”), each Shareholder shall Vote, and shall cause its Affiliates to Vote, all Company Shares now or hereafter Owned by such Shareholder and its Affiliates, respectively, to maintain the number of directors constituting the entire Board at five (5) directors composed as follows:

a)

two (2) directors, of whom one (1) shall be an Independent Director, shall be elected upon the nomination of Centralink;

b)

two (2) directors, of whom one (1) shall be an Independent Director, shall be elected upon the joint nomination of Mars and Altro, provided that neither Mars nor Altro shall be so nominated; and

c)

one (1) director, reasonably acceptable to Centralink, Mars and Altro, who shall be an Independent Director nominated by the other two Independent Directors.

2.1.2 The Shareholders shall, and shall cause their respective Affiliates to, use their reasonable best endeavors in their capacities as Owners of Company Shares to cause the directors to appoint one of the directors nominated by Centralink, as it shall specify from time to time, to serve as managing director and chairman of the Company.

2.1.3 If any Shareholder or group of Shareholders having nominated a director pursuant to Section 2.1.2 shall give notice at any time to the Company and the other Shareholders that the Shareholder or Shareholders giving such notice desire to remove the said director, then all of the Shareholders shall take all such actions as shall be necessary to remove the said director.

2.1.4 If any director should die, resign or be removed as a director of Company pursuant to Section 2.1.3 above, then the Shareholders shall take such action as shall be necessary to elect as a director of the Company, in accordance with the terms of this Agreement and the Memorandum and Articles of Association of the Company, any individual subsequently designated by the Shareholders entitled to nominate and elect such director.

ARTICLE III
RESTRICTIONS ON TRANSFER

3.1 Generally. Except as otherwise set forth in this Article III, until the date that shall be six (6) months after the date of this Agreement, no Shareholder shall Transfer, or permit or suffer any Affiliate or Permitted Transferee of such Shareholder to Transfer, Company Shares to any other Person.  From and after the said date, each Shareholder, and each Affiliate and Permitted Transferee of such Shareholder, shall, subject to compliance with applicable securities laws, be permitted to Transfer Company Shares without restriction; provided, however, that no Shareholder shall, nor shall it permit any Affiliate or Permitted Transferee of such Shareholder to, Transfer any Company Shares during the term of this Agreement except as permitted under Rule 145(d) promulgated under the Securities Act, regardless of whether such Shareholder or such Transfer is then subject to the provisions of that rule.  Each Shareholder agrees that such Shareholder shall not, and shall not permit or suffer any Affiliate or Permitted Transferee of such Shareholder to, Transfer any Company Shares, or enter into any contract, option or other arrangement, understanding or undertaking to Transfer any Company Shares, or take any other action that would in any way restrict, limit, or interfere with the performance of such Shareholder’s obligations hereunder..

3.2 Permitted Transfers.  The restrictions set forth in Section 3.1 shall not apply to the following Transfers:  (i) a Transfer by a Shareholder to a Permitted Transferee, provided that the proposed transferee shall have agreed in a writing to become a party to, and be bound by, the obligations, conditions and restrictions hereunder as same apply to the transferring Shareholder,  (ii) any purchase or redemption by the Company from a Shareholder of any securities of the Company or (iii) the purchase by Centralink of an aggregate of 924,187 Mars Shares and Altro Shares pursuant to the ADS Purchase Agreement.

3.3 Legend.  Until the first anniversary of the date of this Agreement, each certificate representing each Shareholder’s Company Shares will bear the following legend (the “Legend”):

THE AMERICAN DEPOSITARY SHARES REPRESENTED BY THIS RECEIPT ARE SUBJECT TO A SHAREHOLDERS’ AGREEMENT, DATED AS OF _____________, 2004, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY.  NO VOTE OR TRANSFER OF ANY AMERICAN DEPOSITARY SHARES REPRESENTED BY THIS RECEIPT SHALL BE VALID UNLESS MADE IN ACCORDANCE WITH THE TERMS OF SUCH AGREEMENT.

On the date of the execution of this Agreement, each Shareholder shall deliver certificates representing the Company ADSs issued to such Shareholder for purposes of affixing the Legend. The Legend may be removed on the first anniversary of the date of this Agreement.

3.4 Transfer Requirements.  Notwithstanding any other provision hereof, no Shareholder shall Transfer, or permit or suffer any Affiliate of such Shareholder to Transfer, Company Shares otherwise than in accordance with this Agreement, the Securities Act and any applicable state securities laws.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Each Shareholder hereby represents and warrants to each of the other Shareholders, as of the date hereof, as follows:

4.1 Ownership of Company Shares.  On the date hereof, such Shareholder holds of record the number of Company ADSs and owns beneficially the number of Company Shares set forth opposite such Shareholder’s name on Exhibit A hereto, free and clear of any liens or other encumbrances, restrictions on the right to vote, restrictions on Transfer (other than any restrictions under applicable securities laws), options, warrants, rights, calls, commitments, proxies or other contract rights.  Altro and Mars represent that since May 21, 2003, none of Mars, Altro, 136011, 136012, 2870304 and 2884330 have sold or otherwise transferred or disposed of any shares of common stock or other securities of Grand or any options, warrants or other rights for the purchase of such stock or other securities except as contemplated by the ADS Purchase Agreement.

4.2 Right to Vote.  Such Shareholder has and will have, with respect to all of the Company Shares set forth opposite such Shareholder’s name on Exhibit A hereto, sole power to Vote or direct the Vote, sole power of disposition and full power to fulfill its obligations under this Agreement.

4.3 Authority of Individual Shareholders.  If such Shareholder is an individual, such Shareholder has full legal capacity to enter into this Agreement and to perform his obligations hereunder.  This Agreement has been duly executed and delivered by such Shareholder and constitutes the legal, valid and binding agreement of such Shareholder, enforceable in accordance with its terms, subject to the effects of (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity.

4.4 Authority of Corporate Shareholders.  If such Shareholder is a corporation or other entity, such Shareholder is duly organized, validly existing and, if and as applicable, in good standing under the laws of the jurisdiction of its formation; such Shareholder has full power and authority to enter into and perform this Agreement; this Agreement constitutes a valid and binding obligation on such Shareholder's part, enforceable against such Shareholder in accordance with its terms, subject to the effects of (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity; the execution, delivery and performance of this Agreement by such Shareholder have been authorized by all necessary corporate or other action on such Shareholder's part, and will not violate any contract, restriction or commitment of or applicable to such Shareholder or any applicable law or government regulation.

4.5 Conflicting Instruments.  Neither the execution and delivery of this Agreement, nor the performance by such Shareholder of its agreements and obligations hereunder will result in any breach or violation of, or be in conflict with or constitute a default under, any term of any agreement, judgment, injunction, order, decree, law or regulation to which such Shareholder is a party or by which such Shareholder (or any of such Shareholder’s assets) is bound.

4.6 Reliance.  Such Shareholder understands and acknowledges that the Company, Grand and the other Shareholders are consummating the Exchange Agreement in reliance, inter alia, upon such Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE V
COVENANTS

5.1 No Other Agreements.  Each Shareholder covenants with the others that such Shareholder shall not, during the term of this Agreement, grant any proxy, revocable or irrevocable, or power of attorney, or enter in to any agreement other than this Agreement, with respect to the Voting of any Company Shares, and each Shareholder hereby revokes any and all proxies or powers of attorney that may exist with respect to Company Shares Owned by such Shareholder.

5.2 Control of Certain Shareholders.  Each of Mars and Altro covenants separately with one another and with each of the other Shareholders that he will cause each of the other Shareholders of which he is a Controlling Shareholder to observe and comply with the provisions of this Agreement and that he will not, during the term of this Agreement, enter into, or cause, permit or suffer any Shareholder that is a Controlled Entity of which he is a Controlling Shareholder to enter into, any transaction, including without limitation any Transfer of shares, or any merger, amalgamation or consolidation, as a result of which any Person not having, as of the date of this Agreement, effective ultimate control, either directly of indirectly, of the management of any such Controlled Entity shall acquire such ultimate control.

ARTICLE VI
MISCELLANEOUS

6.1 Specific Enforcement.  The parties hereto acknowledge and agree that any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement would cause irreparable injury for which damages would not be an adequate remedy and that the party that is or is likely to be thereby aggrieved would be entitled to specific performance and injunctive relief giving effect to its rights hereunder in addition to any and all other rights and remedies at law or in equity.  The parties waive prospectively that any requirement that bond or other security be provided as a prerequisite to obtaining such equitable relief.

6.2 Stock Splits, Stock Dividends, etc.  In the event of any stock split, stock dividend, recapitalization, reorganization or combination, any securities issued to the parties shall be subject to this Agreement.

6.3 [Intentionally Omitted].

6.4 Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

6.5 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.6 Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile, telex or similar writing) and shall be deemed given or made as of the date delivered, if delivered personally or by facsimile (provided that delivery by facsimile shall be followed by delivery of an additional copy personally, by mail or overnight courier), one day after being delivered by overnight courier or three days after being mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or to such other address or telex or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company, to:

Grand Toys International, Ltd.

Room UG 202, Floor UG2,

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Mr. Henry Hu

Facsimile No.:  (852) 2520-5515

With a copies (which

Katten Muchin Zavis Rosenman
shall by themselves not          575 Madison Avenue
constitute notice) to:               New York, New York  10022-2585
                                              Attention:  Paul J. Pollock, Esq.
                                              Facsimile:  (212) 894-5511

and

Dorsey & Whitney

One Pacific Place, Suite 3008

88 Queensway

Hong Kong

Attention: Steven C. Nelson, Esq,

Facsimile No.: (852) 2524-3000

If to any Shareholder, at such address or facsimile number as is set forth next to such Shareholder's name on the signature page hereto.

6.7 Governing Law.  This Agreement will be interpreted and construed in accordance with and governed by the law of the State of New York, which shall be the proper law of this Agreement notwithstanding any rule or principle of conflict of laws under which any other body of law would be made applicable.

6.8 Arbitration. Any dispute, claim or controversy arising out of or in connection with this Agreement shall be finally determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association.  Unless the Parties agree otherwise, there shall be three arbitrators.  The place of arbitration shall be New York, New York, United States of America and the language of the arbitration shall be English.  None of the Parties shall contest the choice of New York as the proper forum for such dispute and notice in accordance with Section 6.6 shall be sufficient for such arbitration panel to conduct such proceedings.  Except as the arbitrators shall otherwise determine, the evidentiary aspects of the arbitral proceedings shall be conducted in accordance with the Rules on the Taking of Evidence in International Commercial Arbitration adopted by the Council of the International Bar Association on June 1, 1999.

6.9 Assignees and Transferees.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

6.10 Captions.  The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

6.11 Amendment and Modification.  Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought.  This Agreement may not be amended, modified or supplemented other than by a written instrument signed by the parties hereto. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

6.12 No Prejudice.  The terms of this Agreement shall not be construed in favor of or against any party on account of its participation in the preparation hereof.

6.13 Words in Singular and Plural Form.  Words used in the singular form in this Agreement shall be deemed to import the plural, and vice versa, as the sense may require.

6.14 Transfers in Violation of Agreement.  Any Transfer or attempted Transfer of any securities of the Company in violation of any provision of this Agreement shall be void ab initio, and the Company shall not record such Transfer on its books or treat any purported transferee of such securities as the owner of such securities for any purpose.

6.15 Entire Agreement.  This Agreement and the exhibits annexed thereto and made a part thereof, contain the entire agreement of the parties hereto with respect to the matters set forth herein and supersede all prior agreements and understandings among them as to the subject matter thereof.  No party shall be bound by nor shall be deemed to have made any representations, warranties or covenants except those contained in this Agreement, the Transaction Documents or any documents delivered in connection therewith.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

2

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.

CENTRALINK INVESTMENTS LIMITED

By:

Name:

Title:

Steven Altro

Address:

Fax Number:

David Mars

Address:

Fax Number:

2870304 CANADA INC.

By:

Name:

Title:

Address:

Fax Number:

136011 CANADA INC.

By:

Name:

Title:

Address:

Fax Number:

136012 CANADA INC.

By:

Name:

Title:

Address:

Fax Number:

2884330 CANADA INC.

By:

Name:

Title:

Address:

Fax Number:

GRAND TOYS INTERNATIONAL, LIMITED

By:_______________________________

EXHIBIT A

Name	Mailing Address	Number of ADRs Beneficially Owned
Centralink Investments Limited	Room UG 202, Floor UG2 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East Kowloon, Hong Kong Attn: Mr. Henry Hu Facsimile No. 852-2520-5515	10,924,187
Steven Altro	2 Westmount Square, APT 1602, Westmount, Quebec H3Z 2S4 Canada	387,945
David Mars	5752 Ferncroft Road Hampstead, Quebec H3X 1C7 Canada Facsimile No. (514) 487.4893	399,686
2870304 Canada Inc.	2 Westmount Square, APT 1602, Westmount, Quebec H3Z 2S4 Canada Attn: Stephen Altro	42,088
136011 Canada Inc.	2 Westmount Square, APT 1602, Westmount, Quebec H3Z 2S4 Canada Attn: Stephen Altro	285,857
136012 Canada Inc.	5752 Ferncroft Road Hampstead, Quebec H3X 1C7 Canada Attn: David Mars Facsimile No. (514) 487.4893	267,186
2884330 Canada Inc.	5752 Ferncroft Road Hampstead, Quebec H3X 1C7 Canada Attn: David Mars Facsimile No. (514) 487.4893	100,000

EXHIBIT 99.4

CONSULTING AGREEMENT

CONSULTING AGREEMENT (this “Agreement”) dated as of August 25, 2004 between Cornerstone Overseas Investments, Limited (the “Company”), a limited company organized under the laws of the British Virgin Islands, and Henry Hai Lin Hu (“Consultant”), a resident of the Hong Kong Special Administrative Region of the People’s Republic of China with identification number 309328(2).

WHEREAS, the Company desires to retain Consultant to render consulting and advisory services for the Company on the terms and conditions set forth in this Agreement, and Consultant desires to be retained by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the premises, the mutual agreements herein set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.  Retention of Consultant; Services to be Performed

.  The Company hereby retains Consultant to render such consulting and advisory services as the Company may request to assist the Company or its designated subsidiary in (i) obtaining a credit facility that makes available to the Company or its designated subsidiary at least US$150,000,000 for the purpose of financing acquisitions, or recapitalizing debt used in prior acquisitions, by the Company (the “Facility”) and (ii) acquiring each of the companies listed in Exhibit A and Exhibit B (the “Acquisitions”).  Consultant hereby accepts such engagement and agrees to perform such services for the Company upon the terms and conditions set forth in this Agreement.  During the Term (as defined in Section 2), Consultant shall devote such time, attention, skill and energy to the business of the Company as may be reasonably required to perform the services required by this Agreement, and shall assume and perform to the best of his ability such reasonable responsibilities and duties as the Company shall assign to Consultant from time to time.  Consultant shall report to Jeff Hsieh, the Managing Director.

Consultant shall perform the services hereunder primarily at the Company’s offices at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, but he shall, at the Company’s expense, also be required to render the services at such other locations as the Company may specify from time to time.

In rendering services hereunder, Consultant shall be acting as an independent contractor and not as an employee or agent of the Company.  As an independent contractor, Consultant shall have no authority, express or implied, to commit or obligate the Company in any manner whatsoever, except as specifically authorized from time to time in writing by an authorized representative of the Company, which authorization may be general or specific.  Nothing contained in this Agreement shall be construed or applied to create a partnership.  Consultant shall be responsible for the payment of all taxes payable with respect to all amounts paid to Consultant under this Agreement; provided, however, that if the Company is determined to be liable for collection and/or remittance of any such taxes, Consultant shall immediately reimburse the Company for all such payments made by the Company.

2.   Term

.  Unless terminated at an earlier date in accordance with Section 10, this Agreement shall commence as of the date first written above and shall continue for a continuous period of 12 months or the successful closing of the Facility and the Acquisitions described in Section 1 herein, whichever is earlier (the “Term”).

3.  Compensation

.  As compensation in full for Consultant’s services hereunder, the Consultant shall be eligible for the following consulting fees:

(a) First Stage

.  Upon the successful closing of Facility and the earlier of the completion of all of the acquisitions of the companies listed in Exhibit A, either by the Company or by its designated subsidiary, or October 1, 2004, the Company shall pay Consultant:

(i)  a success fee equal to one and one-half percent (1.5%) of US$30,000,000 (or US$450,000);

(ii) the number of American Depositary Receipts (“Grand HK ADRs”) representing the number of ordinary shares in the capital of Grand Toys International Limited, a limited liability company incorporated in Hong Kong (“Grand HK”), equal to US$1,500,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open;

(iii) an option to purchase from the Company the number of Grand HK ADRs equal to US$3,000,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open; and

(iv) or shall use its reasonable efforts to procure that Grand HK pay Consultant upon the completion of the acquisition by the Company or Grand HK of all of the companies listed in Exhibit A, US$8,333.33 per month, payable at the end of each month, which shall be in addition to payments made pursuant to Section 3(b)(iii) hereof.

One-third (1/3) of the options to purchase Grand HK ADRs issued pursuant to this Section 3(a) shall become vested on each of the first, second and third anniversaries of the date of issuance and shall expire on the tenth anniversary of such date.

(b) Second Stage

.  Upon the earlier of the successful completion of all of the acquisitions of the companies listed in Exhibit B, either by the Company or by its designated subsidiary, or January 1, 2005, the Company shall pay Consultant:

(i) the number of Grand HK ADRs equal to US$500,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open;

(ii) an option to purchase from the Company the number of Grand HK ADRs equal to US$1,000,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open; and

(iii) or shall use its reasonable efforts to procure that Grand HK pay Consultant upon the completion of the acquisition by the Company or Grand HK of all of the companies listed in Exhibit B are either acquired by Grand HK or transferred to Grand HK by the Company, at the rate of US$8,333.33 per month, payable at the end of each month, which shall be in addition to payments made pursuant to Section 3(a)(iv) hereof.

One-third (1/3) of the options to purchase Grand HK ADRs issued pursuant to this Section 3(b) shall become vested on each of the first, second and third anniversaries of the date of issuance and shall expire on the tenth anniversary of such date.

In the event that Consultant becomes physically or mentally incapacitated such that he is unable to adequately perform the services hereunder, the Company shall not be obligated for the payment of any further compensation hereunder until such incapacity has ceased and Consultant is able to resume his responsibilities and duties hereunder, even though this Agreement has not been terminated by the Company pursuant to Section 10(ii).

4. Expenses

.  The Company shall reimburse Consultant in accordance with the policies and procedures that the Company establishes from time to time for all reasonable and necessary out-of-pocket expenses that Consultant incurs in performing the services hereunder, including, without limitation, reasonable travel expenses incurred by Consultant.

5. Ownership of Intellectual Property

.

(a) Notification and Disclosure

.  Consultant shall promptly notify the Company in writing of the existence and nature of, and shall promptly and fully disclose to the Company, any and all ideas, designs, practices, processes, apparatus, improvements and inventions (all of which are hereinafter referred to as “inventions”) that Consultant has conceived or first actually reduced to practice and/or may conceive or first actually reduce to practice during the Term or which Consultant may conceive or reduce to practice within six months after the Term, if such inventions relate to a product or process upon which Consultant worked during the Term.

(b) Ownership of Inventions

.  All such inventions shall be the sole and exclusive property of the Company or its nominee during the Term and thereafter, and Consultant hereby assigns to the Company all its right, title and interest in and to any and all such inventions.

Whenever the Company so requests, Consultant shall execute and assign any and all applications, assignments and other instruments that the Company shall deem necessary or convenient in order to apply for and obtain a patent right for such inventions and in order to assign and convey to the Company or its nominee the sole and exclusive right, title and interest in and to all such inventions.

Consultant shall aid and assist the Company in any interference or litigation pertaining to such inventions, and the Company shall bear all expenses reasonably incurred by Consultant at the request of the Company.  In this connection, if any such aid or assistance requires any expenditure of Consultant’s time after the Term, Consultant shall be entitled to compensation for the time requested by the Company at a rate equal to the pro rata rate at which Consultant was being paid for a normal pay period immediately prior to the end of the Term.

(c) Limitation

.  Sections 5(b) and 5(c) shall not apply to any invention meeting the following conditions:

(i) such invention was developed entirely on Consultant’s own time;

(ii) such invention was made without the use of any of the equipment, supplies, facility or trade secret information of the Company;

(iii) such invention does not relate (i) directly to the business of the Company or (ii) to the Company’s actual or demonstrably anticipated research or development; and

(iv) such invention does not result from any service performed by Consultant for the Company.

(d) Copyrightable Material

.  All right, title, and interest in all copyrightable material which Consultant shall conceive or originate, either individually or jointly with others, and which arise out of the performance of this Agreement, will be the property of the Company and are hereby assigned to the Company along with ownership of any and all copyrights in the copyrightable material.  Consultant agrees to execute all papers and perform all other acts necessary to assist the Company to obtain and register copyrights on such materials in any and all countries.

(e) Survival

.  This Section 5 shall survive the Term.

6. Protection of Trade Secrets, Know-How and/or Other Confidential Information of the Company

.

(a) Confidential Information

.  Except as permitted or directed by the Managing Director of the Company, during the Term or at any time thereafter Consultant shall not divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret knowledge or information of the Company that Consultant has acquired or become acquainted with or will acquire or become acquainted with during the Term or during engagement by the Company or any affiliated companies prior to the Term, whether developed by Consultant or by others, concerning any trade secrets, confidential or secret designs, processes, formulae, products or future products, plans, devices or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company, any customer or supplier lists of the Company, any confidential or secret development or research work of the Company, or any other confidential information or secret aspects of the business of the Company.  Consultant acknowledges that the above-described knowledge or information constitutes a unique and valuable asset of the Company acquired at great time and expense by the Company and its predecessors, and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company.  Both during and after the Term, Consultant will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Company.  The foregoing obligations of confidentiality, however, shall not apply to any knowledge or information which is now published or which subsequently becomes generally publicly known in the form in which it was obtained from the Company, other than as a direct or indirect result of the breach of this Agreement by Consultant.

(b) Know-How and Trade Secrets

.  All know-how and trade secret information conceived or originated by Consultant which arises out of the performance of the services hereunder or any related material or information shall be the property of the Company, and all rights therein are hereby assigned to the Company.

(c) Return of Records

.  Upon termination of this Agreement, Consultant shall deliver to the Company all property that is in his possession and that is the Company’s property or relates to the Company’s business, including, but not limited to records, notes, data, memoranda, software, electronic information, models, equipment, and any copies of the same.  Consultant shall permanently delete all of his electronic data containing such property.

7. Consultant Representations and Warranties

.  Consultant represents and warrants to the Company as follows:

(a) Intellectual Property

.  Consultant has good and marketable title to all of the inventions, information, material or work product made, created, conceived, written, invented or provided by Consultant hereunder (“Work Product”), free and clear of all liens, claims, encumbrances or demands of third parties, including any claims by any such third parties of any right, title or interest in or to the Work Product arising out of any trade secret, copyright or patent;

(b) Compliance with Laws

.  All services provided hereunder comply with or will comply with all applicable laws and regulations; and

(c) Competing Activities

.  Consultant has disclosed to the Company any and all other obligations, arrangements, agreements or interests of Consultant that may constitute or give rise to a conflict of interest on the part of Consultant given the nature and terms of this Agreement, including the possible employment of the Consultant by Grand HK as its Chief Executive Officer.

8. Injuries

.

(a) Injuries to Consultant

.  Consultant waives any rights to recovery from the Company for any injuries that Consultant may sustain while performing the services hereunder and that are a result of Consultant’s own negligence.

(b) Injuries to Others

.  Consultant agrees to take all necessary precautions to prevent injury to any persons (including the Company’s employees) and damage to property (including the Company’s property) during the Term.

9. Indemnification

.  Consultant shall indemnify, defend and hold harmless the Company and its officers, directors, agents and employees from and against all claims, losses, expenses, fees (including attorneys’ and expert witnesses’ fees), costs and judgments that may be asserted against the Company (a) that result from the acts or omissions of Consultant or (b) that result from or arise in any way out of any such claims by any third parties which are based upon or are the result of any breach of the warranties contained in Section 7.

10. Termination

.  Notwithstanding any contrary provision contained elsewhere in this Agreement, this Agreement and the rights and obligations of the Company and Consultant hereunder (other than the rights and obligations of the parties under Sections 5, 6 and 9) shall be terminated immediately upon the occurrence of any of the following events:

(i)

Consultant’s death;

(ii)

Consultant becomes physically or mentally incapacitated such that he is unable to adequately perform the services hereunder for a continuous period of 30 days;

(iii)

Consultant is convicted of any crime (excluding traffic violations or other minor offenses), or engages in any activity that constitutes a material violation of normal standards of business ethics;

(iv)

Consultant willfully refuses to comply with or implement reasonable policies established by the Company; or

(v)

a party is in breach of this Agreement and has failed to cure such breach within 30 days of the receipt of written notice of breach from the non-breaching party.

If this Agreement is terminated pursuant to this Section 10, Consultant shall be entitled to receive his pro rata consulting fee through the date of termination, but all other rights to receive consulting fees shall terminate on such date.

11. Miscellaneous

.

(a) Entire Agreement

.  This Agreement (including the exhibits, schedules and other documents referred to herein) contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

(b) Counterparts

.  This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing any such counterpart.

(c) Severability

.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provision of this Agreement will not be affected or impaired thereby.

(d) Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and, to the extent permitted by subsection (e), successors and assigns.

(e) Assignment

.  This Agreement and the rights and obligations of the parties hereunder shall not be assignable, in whole or in part, by either party without the prior written consent of the other party.

(f) Modification, Amendment, Waiver or Termination

.  No provision of this Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Agreement.  No course of dealing between the parties will modify, amend, waive or terminate any provision of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

(g) Notices

.  All notices, consents, requests, instructions, approvals or other communications provided for herein shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein.  All such communications shall be effective when received.

If to Consultant: Henry Hu Flat A, 25/F Yuan Kung Mansion Taikoo Shing Hong Kong Facsimile No.: [_____]

If to the Company:

Cornerstone Overseas Investments, Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Managing Director

Facsimile No.: (852) 2520 5515

Any party may change the address set forth above by notice to each other party given as provided herein.

(h) Headings

.  The headings and any table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(i) Governing Law

.  ALL MATTERS RELATING TO THE INTERPRETATION, CONSTRUCTION, VALIDITY AND ENFORCEMENT OF THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF HONG KONG.  THE PARTIES HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF HONG KONG.

(j) Third-Party Benefit

.  Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities of any nature whatsoever.

(k) No Waiver

.  No delay on the part of the Company in exercising any right hereunder shall operate as a waiver of such right.  No waiver, express or implied, by the Company of any right or any breach by Consultant shall constitute a waiver of any other right or breach by Consultant.

(l) Remedies

.  The parties agree that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its discretion, apply to any court of law or equity of competent jurisdiction for specific performance and injunctive relief in order to enforce or prevent any violations this Agreement, and any party against whom such proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law and agrees not to raise the defense that the other party has an adequate remedy at law.

IN WITNESS WHEREOF, the parties have executed this Consulting Agreement as of the date set forth in the first paragraph.

CORNERSTONE OVERSEAS INVESTMENTS, LIMITED By: Name: Title: Henry Hu

Exhibit A

•

Kord Holdings Inc.

•

Hua Yang Holdings Co., Ltd.

•

Brio (USA) Corporation

•

New Adventures, LLC

•

Pedigree Publishing Ltd.

Exhibit B

•

Hedstrom

•

Character Group

•

Vivid Imaginations

•

Toy Biz Worldwide

•

Playwell Industry Limited

EXHIBIT 99.5

SERVICE AGREEMENT

SERVICE AGREEMENT (this “Agreement”) dated as of August 25, 2004 between Cornerstone Overseas Investments, Limited (the “Company”), a limited company organized under the laws of the British Virgin Islands, and Raymond Chan Hong Leung (“Consultant”), a resident of the Hong Kong Special Administrative Region of the People’s Republic of China.

WHEREAS, the Company desires to retain Consultant to render consulting and advisory services for the Company on the terms and conditions set forth in this Agreement, and Consultant desires to be retained by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the premises, the mutual agreements herein set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.

Retention of Consultant; Services to be Performed

.  The Company hereby retains Consultant to render such consulting and advisory services as the Company may request to assist the Company and Playwell Industry Limited, a wholly-owned indirect subsidiary of the Company (“PIL”), in managing PIL’s financial affairs (the “Services”).  Consultant hereby accepts such engagement and agrees to perform the Services for the Company upon the terms and conditions set forth in this Agreement.  During the Term (as defined in Section 2), Consultant shall devote such time, attention, skill and energy to the business of the Company and PIL as may be reasonably required to perform the Services, and shall assume and perform to the best of his ability such reasonable responsibilities and duties as the Company shall assign to Consultant from time to time.  Consultant shall report to Jeff Hsieh, the Managing Director of the Company.

Consultant shall perform the Services primarily at the Company’s offices at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, but he shall, at the Company’s expense, also be required to render the services at such other locations as the Company may specify from time to time.

In rendering the Services, Consultant shall be acting as an independent contractor and not as an employee or agent of the Company or PIL.  As an independent contractor, Consultant shall have no authority, express or implied, to commit or obligate the Company or PIL in any manner whatsoever, except as specifically authorized from time to time in writing by an authorized representative of the Company or PIL, which authorization may be general or specific.  Nothing contained in this Agreement shall be construed or applied to create a partnership.  Consultant shall be responsible for the payment of all taxes payable with respect to all amounts paid to Consultant under this Agreement; provided, however, that if the Company is determined to be liable for collection and/or remittance of any such taxes, Consultant shall immediately reimburse the Company for all such payments made by the Company.

2.

Term

.  Unless terminated at an earlier date in accordance with Section 10, this Agreement shall commence as of the date first written above and shall continue for a continuous period of 12 months (the “Term”).

3.

Compensation

.  As compensation in full for Consultant’s services hereunder, the Company shall pay Consultant:

(i)

the number of American Depositary Receipts (“Grand HK ADRs”) representing the number of ordinary shares in the capital of Grand Toys International Limited, a limited liability company incorporated in Hong Kong (“Grand HK”), equal to US$1,000,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open; and

(ii)

an option to purchase from the Company the number of Grand HK ADRs equal to US$1,000,000 in value, as determined by the closing market price per Grand HK ADR on the last day prior to the date of the grant on which securities markets in the United States are open.

One-third (1/3) of the options to purchase Grand HK ADRs issued pursuant to this Section 3 shall become vested on each of the first, second and third anniversaries of the date of issuance and shall expire on the tenth anniversary of such date.

In the event that Consultant becomes physically or mentally incapacitated such that he is unable to adequately perform the services hereunder, the Company shall not be obligated for the payment of any further compensation hereunder until such incapacity has ceased and Consultant is able to resume his responsibilities and duties hereunder, even though this Agreement has not been terminated by the Company pursuant to Section 10(ii).

4.

Expenses

.  The Company shall reimburse Consultant in accordance with the policies and procedures that the Company establishes from time to time for all reasonable and necessary out-of-pocket expenses that Consultant incurs in performing the services hereunder, including, without limitation, reasonable travel expenses incurred by Consultant.

5.

Ownership of Intellectual Property

.

(a)

Notification and Disclosure

.  Consultant shall promptly notify the Company in writing of the existence and nature of, and shall promptly and fully disclose to the Company, any and all ideas, designs, practices, processes, apparatus, improvements and inventions (all of which are hereinafter referred to as “inventions”) that Consultant has conceived or first actually reduced to practice and/or may conceive or first actually reduce to practice during the Term or which Consultant may conceive or reduce to practice within six months after the Term, if such inventions relate to a product or process upon which Consultant worked during the Term.

(b)

Ownership of Inventions

.  All such inventions shall be the sole and exclusive property of the Company or its nominee during the Term and thereafter, and Consultant hereby assigns to the Company all its right, title and interest in and to any and all such inventions.

Whenever the Company so requests, Consultant shall execute and assign any and all applications, assignments and other instruments that the Company shall deem necessary or convenient in order to apply for and obtain a patent right for such inventions and in order to assign and convey to the Company or its nominee the sole and exclusive right, title and interest in and to all such inventions.

Consultant shall aid and assist the Company in any interference or litigation pertaining to such inventions, and the Company shall bear all expenses reasonably incurred by Consultant at the request of the Company.  In this connection, if any such aid or assistance requires any expenditure of Consultant’s time after the Term, Consultant shall be entitled to compensation for the time requested by the Company at a rate equal to the pro rata rate at which Consultant was being paid for a normal pay period immediately prior to the end of the Term.

(c)

Limitation

.  Sections 5(b) and 5(c) shall not apply to any invention meeting the following conditions:

(i)

such invention was developed entirely on Consultant’s own time;

(ii)

such invention was made without the use of any of the equipment, supplies, facility or trade secret information of the Company;

(iii)

such invention does not relate (i) directly to the business of the Company or (ii) to the Company’s actual or demonstrably anticipated research or development; and

(iv)

such invention does not result from any service performed by Consultant for the Company.

(d)

Copyrightable Material

.  All right, title, and interest in all copyrightable material which Consultant shall conceive or originate, either individually or jointly with others, and which arise out of the performance of this Agreement, will be the property of the Company and are hereby assigned to the Company along with ownership of any and all copyrights in the copyrightable material.  Consultant agrees to execute all papers and perform all other acts necessary to assist the Company to obtain and register copyrights on such materials in any and all countries.

(e)

Survival

.  This Section 5 shall survive the Term.

6.

Protection of Trade Secrets, Know-How and/or Other Confidential Information of the Company

.

(a)

Confidential Information

.  Except as permitted or directed by the Managing Director of the Company, during the Term or at any time thereafter Consultant shall not divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company or PIL) any confidential or secret knowledge or information of the Company or PIL that Consultant has acquired or become acquainted with or will acquire or become acquainted with during the Term or during engagement by the Company or any affiliated companies prior to the Term, whether developed by Consultant or by others, concerning any trade secrets, confidential or secret designs, processes, formulae, products or future products, plans, devices or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company or PIL, any customer or supplier lists of the Company or PIL, any confidential or secret development or research work of the Company or PIL, or any other confidential information or secret aspects of the business of the Company or PIL.  Consultant acknowledges that the above-described knowledge or information constitutes a unique and valuable asset of the Company acquired at great time and expense by the Company and its predecessors, and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company or PIL would be wrongful and would cause irreparable harm to the Company and PIL.  Both during and after the Term, Consultant will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Company or PIL.  The foregoing obligations of confidentiality, however, shall not apply to any knowledge or information which is now published or which subsequently becomes generally publicly known in the form in which it was obtained from the Company or PIL, other than as a direct or indirect result of the breach of this Agreement by Consultant.

(b)

Know-How and Trade Secrets

.  All know-how and trade secret information conceived or originated by Consultant which arises out of the performance of the services hereunder or any related material or information shall be the property of the Company, and all rights therein are hereby assigned to the Company.

(c)

Return of Records

.  Upon termination of this Agreement, Consultant shall deliver to the Company or PIL, as the case may be, all property that is in his possession and that is the property of the Company or PIL or relates to the business of the Company or PIL, including, but not limited to records, notes, data, memoranda, software, electronic information, models, equipment, and any copies of the same.  Consultant shall permanently delete all of his electronic data containing such property.

7.

Consultant Representations and Warranties

.  Consultant represents and warrants to the Company as follows:

(a)

Intellectual Property

.  Consultant has good and marketable title to all of the inventions, information, material or work product made, created, conceived, written, invented or provided by Consultant hereunder (“Work Product”), free and clear of all liens, claims, encumbrances or demands of third parties, including any claims by any such third parties of any right, title or interest in or to the Work Product arising out of any trade secret, copyright or patent;

(b)

Compliance with Laws

.  All services provided hereunder comply with or will comply with all applicable laws and regulations; and

(c)

Competing Activities

.  Consultant has disclosed to the Company any and all other obligations, arrangements, agreements or interests of Consultant that may constitute or give rise to a conflict of interest on the part of Consultant given the nature and terms of this Agreement, including the possible employment of the Consultant by Grand HK as its Chief Operating Officer – Playwell Division.

8.

Injuries

.

(a)

Injuries to Consultant

.  Consultant waives any rights to recovery from the Company for any injuries that Consultant may sustain while performing the services hereunder and that are a result of Consultant’s own negligence.

(b)

Injuries to Others

.  Consultant agrees to take all necessary precautions to prevent injury to any persons (including the Company’s employees) and damage to property (including the Company’s property) during the Term.

9.

Indemnification

.  Consultant shall indemnify, defend and hold harmless the Company and its officers, directors, agents and employees from and against all claims, losses, expenses, fees (including attorneys’ and expert witnesses’ fees), costs and judgments that may be asserted against the Company (a) that result from the acts or omissions of Consultant or (b) that result from or arise in any way out of any such claims by any third parties which are based upon or are the result of any breach of the warranties contained in Section 7.

10.

Termination

.  Notwithstanding any contrary provision contained elsewhere in this Agreement, this Agreement and the rights and obligations of the Company and Consultant hereunder (other than the rights and obligations of the parties under Sections 5, 6 and 9) shall be terminated immediately upon the occurrence of any of the following events:

(i)

Consultant’s death;

(ii)

Consultant becomes physically or mentally incapacitated such that he is unable to adequately perform the services hereunder for a continuous period of 30 days;

(iii)

Consultant is convicted of any crime (excluding traffic violations or other minor offenses), or engages in any activity that constitutes a material violation of normal standards of business ethics;

(iv)

Consultant willfully refuses to comply with or implement reasonable policies established by the Company; or

(v)

a party is in breach of this Agreement and has failed to cure such breach within 30 days of the receipt of written notice of breach from the non-breaching party.

If this Agreement is terminated pursuant to this Section 10, Consultant shall be entitled to receive his pro rata consulting fee through the date of termination, but all other rights to receive consulting fees shall terminate on such date.

11.

Miscellaneous

.

(a)

Entire Agreement

.  This Agreement (including the exhibits, schedules and other documents referred to herein) contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

(b)

Counterparts

.  This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing any such counterpart.

(c)

Severability

.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provision of this Agreement will not be affected or impaired thereby.

(d)

Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and, to the extent permitted by subsection (e), successors and assigns.

(e)

Assignment

.  This Agreement and the rights and obligations of the parties hereunder shall not be assignable, in whole or in part, by either party without the prior written consent of the other party.

(f)

Modification, Amendment, Waiver or Termination

.  No provision of this Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Agreement.  No course of dealing between the parties will modify, amend, waive or terminate any provision of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

(g)

Notices

.  All notices, consents, requests, instructions, approvals or other communications provided for herein shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein.  All such communications shall be effective when received.

If to Consultant: Raymond Chan Hong Leung Room 411, 4/F, Noon Feng Tower 73 Des Voeux Road, Central Hong Kong Facsimile No.: 011-852-2815-6623

If to the Company:

Cornerstone Overseas Investments, Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Managing Director

Facsimile No.: (852) 2520 5515

Any party may change the address set forth above by notice to each other party given as provided herein.

(h)

Headings

.  The headings and any table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(i)

Governing Law

.  ALL MATTERS RELATING TO THE INTERPRETATION, CONSTRUCTION, VALIDITY AND ENFORCEMENT OF THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF HONG KONG.  THE PARTIES HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF HONG KONG.

(j)

Third-Party Benefit

.  Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities of any nature whatsoever.

(k)

No Waiver

.  No delay on the part of the Company in exercising any right hereunder shall operate as a waiver of such right.  No waiver, express or implied, by the Company of any right or any breach by Consultant shall constitute a waiver of any other right or breach by Consultant.

(l)

Remedies

.  The parties agree that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its discretion, apply to any court of law or equity of competent jurisdiction for specific performance and injunctive relief in order to enforce or prevent any violations this Agreement, and any party against whom such proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law and agrees not to raise the defense that the other party has an adequate remedy at law.

IN WITNESS WHEREOF, the parties have executed this Service Agreement as of the date set forth in the first paragraph.

CORNERSTONE OVERSEAS INVESTMENTS, LIMITED By: Name: Title: Raymond Chan Hong Leung

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